SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 0342645

As at May 17, 2006

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Camada V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 17, 2006

Print the name and title of the signing officer under his signature.

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Farallon Resources Ltd.
Ste. 1020 - 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON ANNOUNCES FURTHER METALLURGICAL TEST RESULTS FOR THE
G-9 DEPOSIT, CAMPO MORADO, MEXICO
Testwork continues to indicate amenability to conventional flotation

May 17, 2006, Vancouver, BC - Dick Whittington, President & CEO of Farallon Resources Ltd. (TSX:FAN), is pleased to announce further results from recent flotation tests conducted on the G-9 deposit at its polymetallic (zinc, gold, silver, copper, lead) project at Campo Morado, Guerrero State, Mexico. These new results affirm the promising initial results announced by the Company (News Release Dated April 30, 2006). In addition to a marketable zinc concentrate using conventional flotation processes, the new results indicate the potential to also produce saleable copper concentrates from G-9 that would add further revenue from a mine at G-9. A third, more comprehensive, phase of testing is now underway; the results of these tests will be reported on when available.

Twelve samples were taken from the G-9 deposit, representing different grades and zones of mineralization across the deposit. The samples were prepared by ALS Chemex in Guadalejara, Mexico and G&T Laboratories (G&T) in Kamloops, British Columbia, Canada. The samples were crushed, screened and a flotation feed was prepared. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T in Kamloops.

The new results continue to indicate that a marketable zinc concentrate can be produced at G-9. Zinc concentrate grades of 57% to 47% were produced with recoveries ranging from 92% to 62%, with one sample not making grade. In this series of tests, copper concentrates were also produced at various grades and recoveries. Copper concentrate grades of 26% to 20% were produced with copper recoveries ranging from 83% to 50%, with two samples not making grade. A preliminary flowsheet and the test results on each sample are attached. Also attached are the results of the initial four tests announced previously as well as the results of similar testwork carried out on a composite sample of Reforma and Naranjo deposits in November 1997. The full report on the current test program is posted on the Company's website.

As with the initial results, these also represent a very significant departure from those received on any of the other deposits at Campo Morado. Although still preliminary, they continue to show that the G-9 deposit differs, both mineralogically and metallurgically, from the Reforma, Naranjo and El Largo deposits. The results indicate that a more conventional flotation plant can indeed be contemplated for processing the mineralization at G-9. Testing, currently underway, is expected to further expand our knowledge base in this regard and, if results continue to support a flotation based mine at G-9, the Company will quickly incorporate this processing option into the development plans.

Dick Whittington said:
"This is further confirmation that the previously announced "breakthrough" in the processing area of the project is real. If confirmed in the more comprehensive and detailed testwork now underway, the Company will be formally adopting a flotation based mine at G-9 for initial development at Campo Morado. Coupled with the high grade nature of the G-9 deposit, this will reduce the capital and technical risk of the project and offer opportunities for accelerated mine development. The data indicates that the corporate mantra of a "Mine at G-9" is the correct course to follow. We are excited by these results and look forward to refining them as we go forward. Once again, I would like to commend the excellent work done by G&T and Peter Taggart."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng. The independent qualified person in charge of the flotation testwork is Peter Taggart, P.Eng. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

Farallon has a strong cash position of $6.8 million that will enable the Company to complete its current drilling program and conclude a Preliminary Assessment of the project by mid year. For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J..R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for pits and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.

FLOTATION TEST FLOWSHEET

See Farallon Resources Ltd. website www.farallonresources.com for drawing.

NEW FLOTATION TESTWORK RESULTS

Summary of Additional Flotation Test Results - G-9
	Product	Grade					Recovery
		Cu %	Pb %	Zn %	Ag g/t	Au g/t	Cu %	Pb %	Zn %	Ag %	Au %
KM1738-43 G9 Group 1	Feed	1.6	0.6	13.9	62	1.2	100	100	100	100	100
	Copper Concentrate	24.0	6.9	3.8	382	3.8	80	62	1	34	18
	Zinc Concentrate	0.5	0.2	51.6	66	0.8	6	8	78	22	14
KM1738-39 G9 Group 2	Feed	1.2	4.1	7.0	594	6.4	100	100	100	100	100
	Copper Concentrate	6.9	27.0	3.9	2237	28.6	62	69	6	40	47
	Zinc Concentrate	0.7	2.2	54.3	360	3.6	5	5	69	5	5
KM1738-44 G9 Group 3	Feed	1.3	0.6	10.9	171	4.7	100	100	100	100	100
	Copper Concentrate	20.7	6.0	3.5	1373	28.8	60	41	1	30	23
	Zinc Concentrate	0.7	0.4	52.4	154	2.3	10	13	88	16	9
KM1738-45 G9 Group 4	Feed	1.3	1.0	6.9	129	0.8	100	100	100	100	100
	Copper Concentrate	22.1	17.7	5.2	1215	12.0	48	50	2	27	40
	Zinc Concentrate	0.8	0.7	59.3	130	1.0	5	6	75	9	10
KM1772-27 Composite 2	Flotation Feed	0.4	0.5	4.8	67	1.7	100	100	100	100	100
	Copper Concentrate	24.3	6.1	2.0	320	11.9	50	11	0	4	7
	Zinc Concentrate	0.7	0.8	53.6	122	1.7	9	10	71	12	7
KM1772-28 Composite 3	Flotation Feed	1.6	1.1	2.4	219	3.2	100	100	100	100	100
	Copper Concentrate	16.4	7.1	2.1	928	10.0	72	46	6	30	22
	Zinc Concentrate	1.4	1.8	51.3	318	3.2	3	5	67	5	3
KM1772-29 Composite 4	Flotation Feed	0.6	0.6	6.4	99	1.8	100	100	100	100	100
	Copper Concentrate	20.1	10.6	3.4	886	22.1	55	25	1	14	19
	Zinc Concentrate	0.5	0.6	48.4	210	1.5	9	10	74	21	8
KM1772-30 Composite 5	Flotation Feed	2.8	1.6	7.6	251	2.5	100	100	100	100	100
	Copper Concentrate	21.7	8.1	2.7	910	4.2	83	53	4	39	18
	Zinc Concentrate	0.8	1.1	53.4	220	1.2	3	8	80	10	5
KM1772-31 Composite 6	Flotation Feed	1.5	0.8	15.7	188	2.6	100	100	100	100	100
	Copper Concentrate	26.3	5.3	2.4	718	14.4	75	28	1	17	24
	Zinc Concentrate	0.4	0.6	52.6	176	2.1	8	21	92	26	22
KM1772-32 Composite 7	Flotation Feed	0.6	2.2	3.2	254	4.2	100	100	100	100	100
	Copper Concentrate	21.2	10.9	1.3	1082	16.7	28	4	0	3	3
	Zinc Concentrate	1.1	3.2	27.9	340	6.6	3	2	12	2	2
KM1772-33 Composite 8	Flotation Feed	2.0	1.3	5.4	352	4.9	100	100	100	100	100
	Copper Concentrate	24.8	6.2	2.2	826	8.7	52	20	2	10	7
	Zinc Concentrate	1.5	1.1	49.1	344	5.2	5	6	62	7	7
KM1772-34 Composite 9	Flotation Feed	1.6	0.6	8.8	103	2.6	100	100	100	100	100
	Copper Concentrate	25.2	5.2	4.2	520	7.0	73	38	2	23	12
	Zinc Concentrate	0.6	0.5	56.9	110	0.9	5	9	79	13	4
KM1772-35 Composite 10	Flotation Feed	1.5	1.0	8.7	146	4.0	100	100	100	100	100
	Copper Concentrate	25.5	7.0	3.1	548	18.8	71	28	1	16	19
	Zinc Concentrate	0.6	0.9	52.3	124	2.2	5	10	71	10	6
KM1772-36 Composite 11	Flotation Feed	0.9	1.0	5.4	677	16.5	100	100	100	100	100
	Copper Concentrate	23.5	8.9	2.8	2850	90.8	58	20	1	9	12
	Zinc Concentrate	0.8	0.9	53.0	706	10.7	7	7	77	8	5
KM1772-37 Composite 12	Flotation Feed	0.7	0.9	3.2	122	2.7	100	100	100	100	100
	Copper Concentrate	22.4	6.4	2.0	914	11.6	55	12	1	13	7
	Zinc Concentrate	0.8	1.4	47.1	198	2.5	5	8	69	8	4
KM1772-38 Composite 13	Flotation Feed	1.9	2.8	20.0	175	2.1	100	100	100	100	100
	Copper Concentrate	22.2	16.9	4.6	492	3.9	74	38	1	18	12
	Zinc Concentrate	0.5	0.9	55.3	110	0.9	8	10	85	19	13

PREVIOUSLY ANNOUNCED FLOTATION TESTWORK RESULTS

Summary of Preliminary Flotation Test Results - G-9
	Product	Grade				Recovery
		Cu %	Pb %	Zn %	Ag g/t	Au g/t	Cu %	Pb %	Zn %	Ag %	Au %
Sample 1 Test 43	Flotation Feed	1.6	0.6	13.8	62	1.2	100	100	100	100	100
	Bulk concentrate	23.3	7.0	3.8	382	3.8	79	62	2	34	18
	Zinc concentrate	0.5	0.2	51.3	66	0.8	7	8	78	23	14
Sample 2 Test 39	Flotation Feed	1.2	4.1	6.9	594	6.3	100	100	100	100	100
	Bulk concentrate	6.9	27.0	3.9	2,237	28.6	62	69	6	40	48
	Zinc concentrate	0.7	2.2	52.8	383	3.8	5	5	68	5	5
Sample 3 Test 44	Flotation Feed	1.3	0.6	10.6	171	4.7	100	100	100	100	100
	Bulk concentrate	20.4	6.0	3.5	1,373	28.8	60	41	1	31	23
	Zinc concentrate	0.7	0.4	50.5	154	2.3	10	13	87	17	9
Sample 4 Test 45	Flotation Feed	1.3	1.0	6.7	129	0.9	100	100	100	100	100
	Bulk concentrate	21.9	17.7	5.2	1,215	12.0	48	50	2	27	40
	Zinc concentrate	0.8	0.7	57.2	130	1.0	5	6	74	9	10

HISTORICAL FLOTATION TESTWORK RESULTS
Summary of 1997 Data - Reforma/Naranjo Composite
Product	Grade					Recovery
	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Cu %	Pb %	Zn %	Ag %	Au %
Feed	1.0	1.1	3.4	158	3.1	100	100	100	100	100
Copper concentrate	26.1	5.9	3.1	683	7.4	37	8	1	6	3
Bulk concentrate	5.8	15.5	2.7	1,156	44.0	9	23	1	12	23
Zinc concentrate	1.7	1.0	48.0	215	3.5	7	4	59	6	5